

Mail Stop 4720

November 29, 2016

Jude J. Nohra
Executive Vice President and Secretary
United Community Financial Corp.
275 West Federal Street
Youngstown, OH 44503

> **Re:** **United Community Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed November 22, 2016**
> **File No. 333-214763**

Dear Mr. Nohra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services